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SEC~~U~~  ~~C~~MMISSION

04017286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 6 2004

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RushTrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 300

(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Rutledge   972-450-6000
                                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group LLP

(Name – *if individual, state last, first, middle name*)

14241 Dallas Parkway, Suite 200	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Bruce E. Zucker_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____RushTrade Securities, Inc _____ , as

of ____December 31 _____, 20 _03____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____

_____

_____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

RUSHTRADE SECURITIES, INC.
December 31, 2003


KBA
GROUP | LLP
Certified
Public
Accountants

RUSHTRADE SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS



KBA™
GROUP | **LLP**

Certified
Public
Accountants

Report of Independent Certified Public Accountants

To the Board of Directors
of RushTrade Securities, Inc.

We have audited the accompanying statement of financial condition of RushTrade Securities, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RushTrade Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and schedules have been prepared assuming the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on the support of its Parent. The Company's Parent has incurred a loss from continuing operations of approximately $3,749,000 (unaudited) in 2003 and had an excess of liabilities over cash and receivables of approximately $1,613,000 (unaudited) at December 31, 2003. The Parent has been unable to generate positive cash flow from its operations and will have to raise debt or equity capital to meet its operational needs. There is no assurance that such capital will be available. These matters as described in Note B, could adversely affect the Company's ability to continue as a going concern because the Company is dependent on the Parent for essentially all general and administrative services. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
January 31, 2004

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673

RUSHTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	46,168
Deposits with clearing broker		37,041
Commissions receivable		9,182
Accrued user fee receivable		8,561
Other assets		6,028
Total assets	$	106,980

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	25,324
Commitments and contingencies (Notes B, C, F, G, and H)		-
Stockholder's equity		
Common stock - $0.01 par; 100,000 shares authorized;		
14,808 shares issued and outstanding		148
Additional paid-in capital		2,919,632
Accumulated deficit		(2,838,124)
Total stockholder's equity		81,656
Total liabilities and stockholder's equity	$	106,980

The accompanying notes are an integral part of this financial statement.

4

RUSHTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
Year ended December 31, 2003

REVENUES		
	Commissions	$ 1,088,726
	Other revenue related to securities business	37,247
		1,125,973
EXPENSES		
	Employee compensation and benefits	397,469
	Commission, exchange and clearing fees	237,447
	Communication and data processing	149,856
	Office expense	72,969
	Advertising and marketing	153,153
	Legal and professional	14,140
	Regulatory fees	21,067
	Depreciation and amortization	19,000
	Other	3,461
		1,068,562
NET INCOME		$ 57,411

The accompanying notes are an integral part of this financial statement.

RUSHTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2002	14,808	$ 148	$ 2,940,884	$(2,895,535)	$ 45,497
Forgiveness of receivable from affiliate	-	-	(21,252)	-	(21,252)
Net income	-	-	-	57,411	57,411
Balance at December 31, 2003	14,808	$ 148	$ 2,919,632	$(2,838,124)	$ 81,656

The accompanying notes are an integral part of this financial statement.

RUSHTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	57,411
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Increase in deposits with clearing brokers		(6,049)
Increase accrued users fee receivable		(8,561)
Increase in commissions receivable		(292)
Decrease in other assets		4,682
Decrease in accounts payable		(97)
Net cash provided by operating activities		47,094
CASH FLOWS FROM FINANCING ACTIVITIES		
Advance to affiliate		(21,252)
NET INCREASE IN CASH AND CASH EQUIVALENTS		25,842
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR		20,326
CASH AND CASH EQUIVALENTS END OF YEAR	$	46,168
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for		
Income taxes	$	-
Interest	$	-
Non-cash item:		
Forgiveness of receivable from affiliate	$	21,252

The accompanying notes are an integral part of this financial statement.

RUSHTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RushTrade Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a wholly owned subsidiary of Rushmore Financial Group, Inc. ("Parent").

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Commissions

Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur.

Commissions and Accrued User Fee Receivable

Commissions and accrued user fee receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2003 management believes that all commissions and accrued user fee receivables are fully collectible, therefore, no allowance for doubtful accounts has been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Significant estimates include an allocation of operating expenses to the Company from the Parent as discussed in Note E.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

RUSHTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The Company is included in the consolidated Federal income tax return filed by its Parent. For financial statement reporting purposes, income tax amounts are calculated as if the Company filed a separate return.

Advertising Costs

Advertising and marketing costs are expensed as incurred. Advertising expense totaled $153,153 for the year ended December 31, 2003

NOTE B – GOING CONCERN UNCERTAINTY

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on the support of its Parent. At December 31, 2003, the Parent had liabilities in excess of, cash and accounts receivable of approximately $3,749,000 (unaudited) and had losses from continuing operations of approximately $1,613,000 (unaudited) in 2003. The Parent has been unable to generate positive cash flow from its operations and will have to raise debt or equity capital to meet operational needs. There is no assurance that such capital will be available. These matters raised substantial doubt about the Company's ability to continue as a going concern because the Company is dependent on its Parent for essentially all general and administrative services. The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $75,628 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.33:1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE D – INCOME TAXES

At December 31, 2003, the Company's deferred tax asset was $4,080. However, the deferred tax asset is fully reserved with a valuation allowance due to the uncertainly of the Company's ability to general sufficient future earnings to realize this deferred tax asset. The valuation allowance decreased by $5,115 during the year ended December 31, 2003.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE E – RELATED PARTY TRANSACTIONS

During 2002, the Company entered into a service agreement with its Parent in which it would provide essentially all general and administration services to the Company. The total administrative fee under this agreement was $644,550 for 2003. The relationship and service agreement between the Company and its Parent could significantly affect the statements of financial condition, operations and cash flows as presented due to the significant judgment required in allocating operating expenses to the Company from the Parent.

NOTE F – CONCENTRATION RISK

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

All transactions are cleared through one broker. Amounts due from this broker are generally not collateralized. The Company regularly monitors its exposure to credit risk from this arrangement.

NOTE G – OFF BALANCE SHEET RISK

In the normal course of business, the Company indemnifies its clearing broker for losses attributable to failure of the Company's customers to settle security transactions. At December 31, 2003, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H – CONTINGENCIES

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Management believes that any liability that may ultimately result from the resolutions of these matters will not have a material adverse effect on the financial condition or results of operations of the Company. However, any adverse decision on these cases or costs of defending or settling such claims could have a material adverse effect on the Company's business.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
As of
December 31, 2003

RUSHTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL

Total stockholder's equity	$	81,656
Non-allowable assets		6,028
Net capital	$	75,628

AGGREGATE INDEBTEDNESS

Total liabilities	$	25,324
Net capital requirement (greater of 6-2/3% of total aggregate indebtedness or $5,000)	$	5,000
Net capital in excess of required minimum	$	70,628
Excess net capital at 1000%	$	73,096
Ratio: Aggregate indebtedness to net capital		.33:1

RECONCILIATION WITH UNAUDITED FOCUS REPORT

Stockholder's equity as reported in unaudited FOCUS report	$	83,655
Net audit adjustments		(1,999)
Stockholder's equity as reported above	$	81,656

RUSHTRADE SECURITIES, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

The Company has claimed as exemption from Rule 15c3-3 under section (k)(2)(ii). The Company clears all customer transactions through Penson Financial Services on a fully disclosed basis.

REPORT ON INTERNAL CONTROL

Required by SEC Rule 17a-5
Year ended December 31, 2003



KBA™
GROUP | LLP

Certified
Public
Accountants

REPORT ON INTERNAL CONTROL

To the Board of Directors
of RushTrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of RushTrade Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons

- Recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17as-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
January 31, 2004